FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934


                           For the month of July 2003
                                  30 July 2003


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


                                 EXHIBIT INDEX

                                   Exhibit

EXHIBIT NO.1  Press release of British Sky Broadcasting Group plc announcing Notice of Results released on 30 July 2003


30 July 2003

                       British Sky Broadcasting Group plc

                        Notice of Preliminary Results


British Sky Broadcasting Group Plc will be announcing preliminary results for the 12 months to 30 June 2003 on Tuesday 12 August 2003. There will be a presentation in London to analysts and investors at 10.00 a.m. BST and a separate conference call for US analysts and investors later that day. The UK presentation will also be webcast live at http://www.sky.com/corporate.


Enquiries:

UK/Europe:
Diane Barnes, Portland
Tel: + 44 20 7404 5351
E-mail: diane.barnes@portlandpr.co.uk


US:
John Sutton, Taylor Rafferty
Tel: +1 212 889 4350
E-mail: bskyb@taylor-rafferty.com


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 30 July 2003                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary